

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Mitchell Gold, M.D.
Executive Chairman and Chief Executive Officer
Alpine Immune Sciences, Inc.
188 East Blaine Street, Suite 200
Seattle, WA 98102

> **Re: Alpine Immune Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 14, 2021**
> **File No. 333-256107**

Dear Dr. Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bryan King